UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                  APPLIX, INC.
         --------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.1 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    038316105
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 October 6, 1999
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /   Rule 13d-1(b)
            /X/   Rule 13d-1(c)
            / /   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------
CUSIP NO. 038316105

----------------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

----------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) / /
                                                           (b) / /
----------------------------------------------------------------
(3)   SEC Use Only

----------------------------------------------------------------
(4)   Citizenship or Place of Organization

      United States
----------------------------------------------------------------
                    (5)   Sole Voting Power
                          789,800
Number of Shares    --------------------------------------------
Beneficially        (6)   Shared Voting Power
Owned by                  0
Each                --------------------------------------------
Reporting           (7)   Sole Dispositive Power
Person                    789,800
With:               --------------------------------------------
                    (8)   Shared Dispositive Power
                          0
----------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      789,800
----------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      / /
----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      7.7%
----------------------------------------------------------------
(12)  Type of Reporting Person*

      IN
----------------------------------------------------------------

                                Page 7 of 9 Pages

ITEM 1.

      (a)   Name of Issuer:

            Applix, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            112 Turnpike Road, Westboro, MA 01581.


ITEM 2.

      (a)   Name of Person Filing:

            Brad Fire

      (b)   Address of Principal Business Office or, if none, Residence:

            10512 South Highland Lane, Olathe, KS 66061

      (c)   Citizenship:

            United States

      (d)   Title of Class of Securities:

            Common Stock, $0.1 par value per share

      (e)   CUSIP Number:

            038316105

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)


                               Page 7 of 9 Pages

ITEM 4.     Ownership.

      (a)   Amount Beneficially Owned:  789,800 shares.

      (b)   Percent of Class:  7.7%

      (c)   Number of shares as to which Mr. Fire has:

            (i)   sole power to vote or to direct the vote: 789,800

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition of: 789,800

            (iv)  shared power to dispose or to direct the disposition of: 0


ITEM 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

ITEM 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.

            Not applicable.

ITEM 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 7 of 9 Pages

ITEM 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Brad Fire
                                              _________________________________
                                              Brad Fire

Dated:  October 25, 1999



                               Page 7 of 9 Pages